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Exhibit H - Proposed Notice


  New England Electric System (NEES), 25 Research Drive, Westborough, Massachusetts 01582, a registered holding company, has filed an Application/Declaration pursuant to Sections 6(a)(2), 7, and 12(e) of the Public Utility Holding Company Act of 1935 (Act), and Rules 62 and 65 under the Act.

  NEES has entered into an Agreement and Plan of Merger, dated as of December 11, 1998 (the Merger Agreement), with The National Grid Group, plc, a public limited company incorporated under the laws of England and Wales (National
Grid) and Iosta LLC, a Massachusetts limited liability company which is directly and indirectly wholly owned by National Grid (Iosta). Iosta changed its name to NGG Holdings LLC (NGG Holdings) subsequent to the date of the Merger Agreement. NEES would be the surviving entity and become a wholly owned subsidiary of National Grid. Under the Merger Agreement, among other things, NEES agreed to hold a meeting of its shareholders to obtain the shareholder approvals required to effect the Merger.

  NEES proposes to solicit proxies from its common shareholders to approve various matters in connection with the Merger at the annual NEES shareholders meeting, scheduled in early April 1999. The NEES shareholders will also be asked to consider and approve an amendment (Amendment) to NEES' Agreement and Declaration of Trust (the Trust Agreement), to provide for the merger of a Massachusetts limited liability company with and into NEES and to provide appraisal rights to shareholders. The proposed Amendment will be effected if approved by an affirmative vote of a majority of the outstanding shares. The NEES Board of Directors must then approve the Amendment by a two-thirds vote. The proposed Amendment will be effected if so approved, regardless of whether the merger is consummated. Accordingly, NEES requests that an order authorizing the solicitation of proxies to be issued as soon as practicable under Rule 62(d).

  At a later date, NEES and National Grid plan to file an application-declaration with this Commission requesting authority to consummate the merger.

  It appears to the Commission that NEES' declaration regarding the proposed solicitation of proxies should be permitted to become effective immediately.

  IT IS ORDERED, under Rule 62 under the Act, that the declaration regarding the solicitation of proxies can become effective immediately, subject to the terms and conditions contained in Rule 24 under the Act.